Proxy Results - MuniYield Michigan Insured Fund, Inc.
Meeting Date: 12/15/2000
Record Date: 10/20/2000
As of: 8/4/2000

				Units Voted			Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal 1 - Common	3,715,818.000	7,431,634.000	3,715,818.000	4,085,897.000	148,765.000	161,644.000	54.98%	2.00%	2.18%	370,079.000		92.94%	3.38%	3.68%

Proposal 1 - Preferred	1,001.000	2,000.000	1,001.000	1,966.000	4.000	30.000	98.30%	0.20%	1.50%	965.000	Brackenridge	98.30%	0.20%	1.50%

Last Updated on 08/08/2000
By Win95 User